

Mail Stop 3720

December 10, 2009

VIA US MAIL AND FAX (615) 246-4133
Ms. Sariah Hopkins
Executive Vice President and Chief Financial Officer
Debut Broadcasting Corporation, Inc.
1025 16th Avenue South
Nashville, TN 37212

> **RE: Debut Broadcasting Corporation, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009**
> **Filed May 14, 2009, August 14, 2009 and November 13, 2009**
> **File No. 000-50762**

Dear Ms. Hopkins:

We have reviewed your response letter of December 3, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A(T). Controls and Procedures

1. We note your response to prior comments 2 and 3 from our letter dated October 30, 2009.
    We note that you disclose that your disclosure controls and procedures were effective as
    of December 31, 2008. Please note that disclosure controls and procedures are defined in
    Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to
    ensure that information required to be disclosed by the issuer in the reports that it files or
    submits under the Exchange Act is recorded, processed, summarized and reported, within
    the time periods specified in the Commission's rules and forms. In light of the fact that
    you did not include Management's Report on Internal Control Over Financial Reporting
    in your 2008 Form 10-K, it does not appear appropriate for your management to conclude
    that your disclosure controls and procedures were effective for the periods covered by
    your Form 10-K. Please advise or revise your disclosure.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

2. We note your response to prior comment 5 from our letter dated October 30, 2009.
    Please note that Rule 14a-6(a) requires the filing of a preliminary proxy statement
    relating to annual meetings if the matters to be acted on are not among the matters listed
    in Rule 14a-6(a)(1) through 14a-6(a)(6). We note that your proxy statement included a
    proposal to authorized 50 million shares of preferred stock, a matter not listed in Rule
    14a-6. Please provide an analysis regarding why you did not file a preliminary proxy
    statement at least 10 calendar days prior to your definitive proxy statement.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures.

3. We note that you have not included the disclosures required by Item 4T of Form 10-Q in
    your filing. Please amend your Form 10-Q for the quarterly period ended September 30,
    2009 to include disclosures required by Items 307 and 308T(b) of Regulation S-K.

Item 6. Exhibits
Exhibits 31.1. and 31.2

4. We note that you have omitted language from the introduction to paragraph 4 and
    paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise
    your certifications in your amended filing to include the language of paragraph 4 of Item
    601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over
    financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))"
    immediately following your reference to disclosure controls and procedures in the
    introduction. In addition, revise to add the missing language from paragraph 4(b) as

follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please conform your certifications throughout to conform with the language in Item 601(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director